Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-217291

Supplementing the Preliminary

Prospectus Supplement dated February 25, 2019

(To Prospectus dated April 13, 2017)

$350,000,000

RPM International Inc.

4.550% Notes due 2029

Final Term Sheet

The following information supplements the Preliminary Prospectus Supplement dated February 25, 2019, and is filed pursuant to Rule 433, under Registration No. 333-217291.

February 25, 2019

Issuer:	RPM International Inc.

Ratings (Moody’s / S&P / Fitch):*	Baa3 (Stable) / BBB (Stable) / BBB (Negative)

Type of Offering:	SEC Registered

Trade Date:	February 25, 2019

Settlement Date (T+2):	February 27, 2019

Change of Control Offer:	If a “change of control triggering event” occurs, the Issuer will be required, subject to certain conditions, to offer to repurchase the Notes at a purchase price equal to 101% of the principal amount, plus accrued and unpaid interest to, but excluding, the repurchase date (all as described in the Issuer’s Preliminary Prospectus Supplement dated February 25, 2019 relating to the Notes).

Denominations:	$2,000 x $1,000

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Santander Investment Securities Inc. Wells Fargo Securities, LLC

Co-Managers:	Citizens Capital Markets, Inc. Fifth Third Securities, Inc. KeyBanc Capital Markets Inc. MUFG Securities Americas Inc. PNC Capital Markets LLC

4.550% Notes due 2029

Aggregate Principal Amount Offered:	$350,000,000

Maturity Date:	March 1, 2029

Interest Payment Dates:	Semi-annually on March 1 and September 1, beginning on September 1, 2019

Coupon:	4.550%

Price to Public (Issuer Price):	99.856% of principal amount, plus accrued interest

Yield to Maturity:	4.568%

Benchmark Treasury:	UST 2.625% due February 15, 2029

Benchmark Treasury Price / Yield:	99-20 / 2.668%

Spread to Benchmark Treasury:	1.90% (190 basis points)

Optional Redemption:

The Notes will be redeemable at the Issuer’s option, at any time in whole or from time to time in part, prior to December 1, 2028 (3 months prior to the maturity date of the Notes), at a redemption price equal to (A) the greater of (i) 100% of the principal amount of such Notes and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on such Notes discounted to the redemption date on a semi-annual basis at the Treasury Rate plus 0.300% (30 basis points), plus (B) accrued and unpaid interest to (but excluding) the redemption date.

At any time on or after December 1, 2028 (3 months prior to the maturity date of the Notes), the Notes will be redeemable, at any time in whole or from time to time in part, at the Issuer’s option at par plus accrued and unpaid interest thereon to but excluding the redemption date.

CUSIP / ISIN Number:	749685 AX1/ US749685AX13

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting the SEC website at www.sec.gov. Alternatively, the Issuer, or any underwriter or any dealer participating in the offering, will arrange to send you the prospectus if you request it by calling or e-mailing Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or e-mailing: dg.prospectus_requests@baml.com or by calling or e-mailing Santander Investment Securities Inc. toll free at 1-855-403-3636 or e-mailing debtprospectus@santander.us or by calling or e-mailing Wells Fargo Securities, LLC at 1-800-645-3751 or e-mailing: wfscustomerservice@wellsfargo.com.